EXHIBIT 99.1

Equinor’s share saving plan allocates shares

The shares purchased by DNB on behalf of Equinor (OSE: EQNR, NYSE: EQNR) on 15 April 2019 for use in the group's Share Saving Plan, have on 23 April 2019 been distributed to the employees in accordance with their savings amount. Following this, the share saving plan has 7,747,446 shares.

As participants in the share saving plan, Equinor’s primary insiders, and their close associates have been allocated shares at an average price of NOK 196.32 per share. Details on allocation of shares are set forth in the overview below.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Name	Title	Shares allocated to primary insider	Shares allocated to close associate(s)	New shareholding primary insider	New shareholding close associate(s)	New total shareholding
Alton, Russell	Senior vice president	411		10,684		10,684
Bacher, Lars Christian	Chief Financial Officer	324		27,853		27,853
Di Valerio, Ingrid E.	Member of the board of directors	88		5,572		5,572
Dodson, Timothy	Executive vice president	315		33,438		33,438
Gjærum, Reidar	Senior vice president	236		26,057	445	26,502
Hika, Gemetchu	Company secretary	77		1,465		1,465
Hovden, Magne	Senior vice president	240		15,971		15,971
Jacobsen, Jon Arnt	Senior vice president corporate audit	283		24,429		24,429
Klouman, Hans Henrik	General counsel	314		32,917		32,917
Kvelvane, Ørjan	Senior vice president	154		2,400		2,400
Labråten, Per-Martin	Member of the board of directors	48		1,884		1,884
Nilsson, Jannicke	Chief Operating Officer	261	99	26,874	17,837	44,711
Arne Sigve Nylund	Executive vice president	331		16,060		16,060
Torgrim Reitan	Executive vice president	323		38,625	1,574	40,199
Opedal, Anders	Executive vice president	64	64	22,228	2,093	24,321
Rummelhoff, Irene	Executive vice president	315		30,050	407	30,457
Skeie, Svein	Senior vice president	185	102	26,237	7,077	33,314
Sætre, Eldar	President and Chief Executive Officer	721		67,863		67,863
Torstensen, Siv Helen	Vice president	155	77	5,871	1,642	7,513
Øvrum, Margareth	Executive vice president	354	96	54,982	8,753	63,735